Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026 T 202.478.6492 pershkow@chapman.com

May 21, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, DC 20549

Re:	VS Trust; Amendment No.1 to Draft Registration Statement on Form S-1 Submitted January 15, 2020

CIK No. 0001793497

Dear Staff of the Division of Corporation Finance:

In response to your letter dated February 6, 2020 providing comments with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”), VS Trust (the “Registrant”) has made all requested changes. The Registrant also is filing today Amendment No. 2 to the Draft Registration Statement that reflects the changes you have requested, along with certain other changes.

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If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow

Barry Pershkow